Exhibit 99.1

Xinyuan Real Estate Co., Ltd. to Hold Annual General Meeting of Shareholders on December 18, 2015

BEIJING, November 25, 2015 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and recently in other countries, today announced that the Company will hold its 2015 annual general meeting (“AGM”) of shareholders at its office headquarter in Beijing at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, 100025, People's Republic of China on December 18, 2015 at 3:00 p.m. local time. The shareholder record date is November 20, 2015.

Xinyuan filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2014, with the U.S. Securities and Exchange Commission (the "SEC") on April 27, 2015. Xinyuan's Form 20-F can be accessed on the Investor Relations section of the Company's website at http://ir.xyre.com as well as on the SEC's website at http://www.sec.gov. The notice of the annual general meeting of shareholders and the proxy statement related to the meeting are available through the Company's website at http://agm.xyre.com.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, the Company develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. The Company aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visithttp://www.xyre.com.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Ms. May Shen

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

ICR, LLC

William Zima

In U.S.: +1 646-308-1472

In China: +86 (10) 6583-7511

Email: william.zima@icrinc.com